NAPTAU Gold Corporation	Head Office: 103 East Holly, Ste. 305 Bellingham WA. 98226
Canadian Office: 17 - 12311 McNeely Dr. Richmond, BC, V6V 2S2

Reply to:  17 – 12311 McNeely Dr, Richmond, British Columbia, Canada, V6V 2S2

 TELEPHONE:(604)277-5252                                                                                        FAX:(604)277-5282

July 17 2006

BY FAX TO: 202-942-9516 – TOTAL 4 PAGES Including Cover

United States Securities and Exchange Commission

Washington, D.C.

20549

Attention: Maureen Bauer, Staff Accountant, Division of Corporation Finance

Re:

NAPTAU GOLD CORPORATION

Form 10-KSB for the Year Ended December 31, 2005

Form 10-QQSB for the Quarter Ended March 31, 2006

File No. 0-2660

Your correspondence dated June 8, 2006

Dear Ms. Bauer

Thank you for your assistance in arranging for extension of the response date.  Sorry for the last minute response but my time away was extended and I just recently returned to conclude this matter.

We understand and acknowledge per your Closing Comments,  Item 6, that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert comments as defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to your comments and with a view to providing full and proper compliance in our filings we submit the following for your information and advise we have completed the amended filings through EDGAR.

December 31, 2005 Form 10-KSB

Item 8A, page 8

1.  Item 8A was amended to read as follows:  Italics and ~~strikethrough~~ identify the modifications made to the original filing –

ITEM 8A.  CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”) are responsible for establishing and maintaining our disclosure controls and procedures.  The Certifying Officers have established disclosure controls and other procedures that are designed  to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, as appropriate to allow timely discussions regarding required disclosure, particularly during the period in which this report was prepared.

The Certifying Officers have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report and believe that our disclosure controls and procedures are effective based on the required evaluation.  During the period covered by this report, there were no changes in internal controls that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

March 31, 2006 Form 10-QSB

Item 3, page 8

2. through 5 referenced to your letter by bold underlined reference numbers which were removed in the filed narrative.

ITEM 3. CONTROLS AND PROCEDURES

 (a) Evaluation of Disclosure Controls and Procedures.

 2.

~~Within the 90 days prior to the date of this Report,~~  As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including the Company’s Chief Executive and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, pursuant to  3. section 240.13a-15(b) of the Exchange Act of 1934,  4.  which are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, as appropriate to allow timely discussions regarding required disclosure,  particularly during the period in which this report was prepared.   ~~Rule 13a-14 under the Securities Exchange Act of 1934, as amended~~. Based upon that evaluation, the Company’s Chief Executive and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic filings with the U.S. Securities and Exchange Commission.

However, due to the limited funding available to staff administrative and clerical positions,  5  the Company continues to rely on its principal financial officer and treasurer to perform substantially all of the basic accounting functions.  It is not possible to adequately segregate the accounting responsibilities so that the person receiving and recording accounting entries is not the same person that is reconciling and reviewing the accounts  ~~it is recognized individual persons perform multiple tasks which normally would be allocated to separate persons~~ and therefore extra diligence must be exercised during the period these tasks are combined and this weakness exists.   Because the volume of accounting transaction,s at this time is very low, the extra burden on the other members of the Company to carry out this extra diligence is minimal and manageable.

It is also recognized, for similar reason, the Company has not designated an audit committee and should address this concern at the earliest possible opportunity.

The Company is committed in its efforts to stabilize it’s financing to allow for adequate staffing of the accounting department and the addition of an audit committee once operations commence.

 (b) Changes in Internal Controls.

There were no significant changes in our internal controls or in other factors that could significantly affect these internal controls subsequent to the date of our most recent evaluation.

In the interim I faxed an earlier copy of this response for your information as well as included it in the filing.

Yours sincerely,

NAPTAU GOLD CORPORATION

/s/ E. D. Renyk

per E. D. Renyk, C.A., Secretary/Treasurer

cc: Dr. J. Greig, CEO